<?xml version="1.0" encoding="UTF-8"?>
<edgarSubmission xmlns="http://www.sec.gov/edgar/rega/oneafiler" xmlns:com="http://www.sec.gov/edgar/common">
  <headerData>
    <submissionType>1-A/A</submissionType>
    <filerInfo>
      <liveTestFlag>LIVE</liveTestFlag>
      <filer>
        <issuerCredentials>
          <cik>0001650352</cik>
          <ccc>XXXXXXXX</ccc>
        </issuerCredentials>
        <offeringFileNumber>024-10486</offeringFileNumber>
      </filer>
      <flags>
        <returnCopyFlag>false</returnCopyFlag>
        <overrideInternetFlag>false</overrideInternetFlag>
        <sinceLastFiling>true</sinceLastFiling>
      </flags>
    </filerInfo>
  </headerData>
  <formData>
    <employeesInfo>
      <issuerName>Media Assets Group, Inc.</issuerName>
      <jurisdictionOrganization>WY</jurisdictionOrganization>
      <yearIncorporation>2015</yearIncorporation>
      <cik>0001650352</cik>
      <sicCode>7822</sicCode>
      <irsNum>61-1766270</irsNum>
      <fullTimeEmployees>0</fullTimeEmployees>
      <partTimeEmployees>0</partTimeEmployees>
    </employeesInfo>
    <issuerInfo>
      <street1>PO BOX 48899A</street1>
      <city>LOS ANGELES</city>
      <stateOrCountry>CA</stateOrCountry>
      <zipCode>90048</zipCode>
      <phoneNumber>404-819-4866</phoneNumber>
      <connectionName>John Berner</connectionName>
      <industryGroup>Other</industryGroup>
      <cashEquivalents>8430.00</cashEquivalents>
      <investmentSecurities>0.00</investmentSecurities>
      <accountsReceivable>0.00</accountsReceivable>
      <propertyPlantEquipment>0.00</propertyPlantEquipment>
      <totalAssets>8430.00</totalAssets>
      <accountsPayable>0.00</accountsPayable>
      <longTermDebt>0.00</longTermDebt>
      <totalLiabilities>0.00</totalLiabilities>
      <totalStockholderEquity>8430.00</totalStockholderEquity>
      <totalLiabilitiesAndEquity>8430.00</totalLiabilitiesAndEquity>
      <totalRevenues>0.00</totalRevenues>
      <costAndExpensesApplToRevenues>1570.00</costAndExpensesApplToRevenues>
      <depreciationAndAmortization>0.00</depreciationAndAmortization>
      <netIncome>-1570.00</netIncome>
      <earningsPerShareBasic>0.00</earningsPerShareBasic>
      <earningsPerShareDiluted>0.00</earningsPerShareDiluted>
      <nameAuditor>Rick Toussaint</nameAuditor>
    </issuerInfo>
    <commonEquity>
      <commonEquityClassName>Common Stock</commonEquityClassName>
      <outstandingCommonEquity>200000000</outstandingCommonEquity>
      <commonCusipEquity>n/a</commonCusipEquity>
      <publiclyTradedCommonEquity>n/a</publiclyTradedCommonEquity>
    </commonEquity>
    <preferredEquity>
      <outstandingPreferredEquity>0</outstandingPreferredEquity>
    </preferredEquity>
    <debtSecurities>
      <outstandingDebtSecurities>0</outstandingDebtSecurities>
    </debtSecurities>
    <issuerEligibility>
      <certifyIfTrue>true</certifyIfTrue>
    </issuerEligibility>
    <applicationRule262>
      <certifyIfNotDisqualified>true</certifyIfNotDisqualified>
      <certifyIfBadActor>false</certifyIfBadActor>
    </applicationRule262>
    <summaryInfo>
      <indicateTier1Tier2Offering>Tier2</indicateTier1Tier2Offering>
      <financialStatementAuditStatus>Audited</financialStatementAuditStatus>
      <securitiesOfferedTypes>Equity (common or preferred stock)</securitiesOfferedTypes>
      <offerDelayedContinuousFlag>Y</offerDelayedContinuousFlag>
      <offeringYearFlag>N</offeringYearFlag>
      <offeringAfterQualifFlag>Y</offeringAfterQualifFlag>
      <offeringBestEffortsFlag>Y</offeringBestEffortsFlag>
      <solicitationProposedOfferingFlag>N</solicitationProposedOfferingFlag>
      <resaleSecuritiesAffiliatesFlag>Y</resaleSecuritiesAffiliatesFlag>
      <securitiesOffered>200000000</securitiesOffered>
      <outstandingSecurities>200000000</outstandingSecurities>
      <pricePerSecurity>0.10</pricePerSecurity>
      <issuerAggregateOffering>19267500.00</issuerAggregateOffering>
      <securityHolderAggegate>532500.00</securityHolderAggegate>
      <qualificationOfferingAggregate>200000.00</qualificationOfferingAggregate>
      <concurrentOfferingAggregate>0.00</concurrentOfferingAggregate>
      <totalAggregateOffering>20000000.00</totalAggregateOffering>
      <auditorServiceProviderName>Rick Toussaint</auditorServiceProviderName>
      <auditorFees>1000.00</auditorFees>
      <legalServiceProviderName>Jehu Hand</legalServiceProviderName>
      <legalFees>500.00</legalFees>
      <estimatedNetAmount>1926600.00</estimatedNetAmount>
    </summaryInfo>
    <juridictionSecuritiesOffered>
      <jurisdictionsOfSecOfferedNone>true</jurisdictionsOfSecOfferedNone>
      <jurisdictionsOfSecOfferedSame>false</jurisdictionsOfSecOfferedSame>
      <issueJuridicationSecuritiesOffering>AL</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>AK</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>AZ</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>AR</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>CA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>CO</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>CT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>DE</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>DC</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>FL</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>GA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>HI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>ID</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>IL</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>IN</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>IA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>KS</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>KY</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>LA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>ME</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MD</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MN</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MS</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MO</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NE</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NV</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NH</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NJ</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NM</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NY</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NC</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>ND</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>OH</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>OK</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>OR</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>PA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>PR</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>RI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>SC</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>SD</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>TN</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>TX</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>UT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>VT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>VA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WV</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WY</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A0</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A1</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A2</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A3</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A4</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A5</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A6</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A7</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A8</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A9</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>B0</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>Z4</issueJuridicationSecuritiesOffering>
    </juridictionSecuritiesOffered>
    <unregisteredSecurities>
      <ifUnregsiteredNone>false</ifUnregsiteredNone>
    </unregisteredSecurities>
    <securitiesIssued>
      <securitiesIssuerName>Media Assets Group, Inc.</securitiesIssuerName>
      <securitiesIssuerTitle>Common Stock</securitiesIssuerTitle>
      <securitiesIssuedTotalAmount>500000</securitiesIssuedTotalAmount>
      <securitiesPrincipalHolderAmount>2000000</securitiesPrincipalHolderAmount>
      <securitiesIssuedAggregateAmount>$10000</securitiesIssuedAggregateAmount>
      <aggregateConsiderationBasis>Equity Purchase Agreement</aggregateConsiderationBasis>
    </securitiesIssued>
    <unregisteredSecuritiesAct>
      <securitiesActExcemption>Rule 506</securitiesActExcemption>
    </unregisteredSecuritiesAct>
  </formData>
</edgarSubmission>